Exhibit 99.1

VINCI PARTNERS INVESTMENTS LTD.

NOTICE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on 30 June 2025

Rio de Janeiro, 02 June 2025

NOTICE IS HEREBY GIVEN that an annual general meeting of shareholders (the “Meeting” or the “Annual General Meeting”) of Vinci Partners Investments Ltd. (“Vinci,” the “Company” or “we”) will be held on 30 June 2025 at 10:00 a.m., Rio de Janeiro time, being 9:00 a.m., New York time. The Meeting will be held at the offices of the Company located at Avenida Bartolomeu Mitre, nº. 336, Leblon, Rio de Janeiro/RJ, Brazil 22431-002. The particulars for attendance and participation in the Meeting are set out in the accompanying materials.

You will be able to attend the Meeting online by visiting https://www.virtualshareholdermeeting.com/VINP2025. You also will be able to vote your shares online by attending the Meeting by webcast. To participate in the Meeting, you will need to review the information included in the form of proxy or in the instructions that accompanied your proxy materials.

Holders of record of the Company’s Class A common shares, with a par value of US$0.00005 per share (the “Class A Shares”), holders of record of the Company’s Class B common shares, with a par value of US$0.00005 per share (the “Class B Shares” and, together with Class A Shares, the “Common Shares”), and holders of record of the Company’s Series A Convertible Preferred Shares, with a par value of US$0.00005 per share, (the “Series A Preferred Shares” and, together with the Common Shares, the “Voting Shares”), in each case as of the close of business on 30 May 2025, Eastern time (the “Record Date”), are cordially invited to attend the Annual General Meeting. Holders of record of the Voting Shares at the close of business on the Record Date are entitled to attend and vote at the Annual General Meeting and any adjourned meeting thereof.

Our Board of Directors notes that the chairman of the Board of Directors, Mr. Gilberto Sayão da Silva, has disclosed that he beneficially owns 100% of the Company’s Class B common shares and intends to vote these shares “FOR” the resolutions at the AGM.

The following resolutions will be proposed at the Annual General Meeting:

(i)     as an Ordinary Resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended 31 December 2024 be approved and ratified;

(ii)    as a special resolution, that the name of the Company be changed from Vinci Partners Investments Ltd. to Vinci Compass Investments Ltd.; and

(iii)   as a special resolution, that the current Amended and Restated Memorandum and Articles of Association of the Company be replaced in their entirety with immediate effect with the Amended and Restated Memorandum and Articles in the form available on the Investor Relations section of the Company’s website at https://ir.vincicompass.com and on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.

We refer to these resolutions collectively as the “Proposals” and each individually as a “Proposal”.

We will also consider any other business that properly comes before the Annual General Meeting or any adjournment or postponement thereof, including voting on the adjournment or postponement of such meeting.

The Board of Directors of the Company unanimously recommends that the Company’s shareholders vote in favour of the Proposals presented at the Annual General Meeting.

If a quorum is present, the adoption and approval of Proposals (ii) and (iii) at the Annual General Meeting, as a Special Resolution, requires the affirmative vote of holders in attendance in person or by proxy together holding a majority representing at least two-thirds (2/3) of the aggregate voting power of the Voting Shares who are entitled to vote thereon, vote at the Annual General Meeting (or any adjournment or postponement thereof) excluding abstentions and broker non-votes.

If a quorum is present, the adoption and approval of Proposal (i) at the Annual General Meeting, each an Ordinary Resolution, require the affirmative vote of holders of a simple majority of the aggregate voting power of the Voting Shares who, being present in person or by proxy and entitled to vote thereon, vote at the Meeting (or any adjournment or postponement thereof) excluding abstentions and broker non-votes.

Further details regarding the Proposals are set out in the attached proxy statement (which proxy statement is hereby incorporated into this notice by reference). The accompanying proxy statement provides you with detailed information about the Annual General Meeting. Please give this material your careful attention.

Please read our Proxy Statement for important information on each of the Proposals. Your vote is important. Whether or not you expect to attend the Annual General Meeting, and whether you are a registered shareholder (with shares held of record) or a holder of shares in street name (with shares held by a bank, brokerage firm or other nominee), please vote at your earliest convenience by following the instructions in the proxy card and in our Proxy Statement.

By inserting the control number to be provided to you on your proxy card at http:// www.proxyvote.com for registered shareholders and for street shareholders (if your bank, brokerage firm, or other nominee supports www.voteproxy.com and has agreed to provide you with a control number for this purpose), you will have instructions on how to access our proxy materials, and on how to vote via the Internet, mobile device or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

Proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by the Company no later than 11:59 p.m., Eastern time, on 29 June 2025 to ensure your representation if you are not planning to attend in person our Annual General Meeting. Notwithstanding the foregoing, completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Annual General Meeting and expressly vote your Voting Shares in person. Please note, however, that if your Voting Shares are held of record by a brokerage firm, bank or other nominee and you wish to vote at the Annual General Meeting in person, you must (i) obtain from the record holder a “legal proxy” issued in your name and email a scanned copy of such “legal proxy” to ShareholderRelations@vincicompass.com prior to the Annual General Meeting and (ii) present your voting information card at the Annual General Meeting.

If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be included or counted in the determination of the number of Voting Shares present and voting for purposes of determining whether any Proposal has been passed.

If you receive more than one proxy card because you own Voting Shares that are registered in different names, please vote all of your Voting Shares shown on each of your proxy cards in accordance with the instructions set forth on each such proxy card.

Thank you for your cooperation and continued support.

Very truly yours,

By order of the Board of Directors,

/s/ Gilberto Sayão da Silva
Name: Gilberto Sayão da Silva
Title: Chairman

Dated: 02 June 2025

Registered Office:

c/o Harneys Fiduciary (Cayman) Limited

P.O. Box 10240

Grand Cayman

KY1-1002

Cayman Islands

Important Notice Regarding the Availability of Proxy Materials for the Vinci Partners Investments Ltd. Annual General Meeting to be Held on 30 June 2025

Our Proxy Statement, our Amended and Restated Memorandum and Articles and our 2024 annual report on Form 20-F can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://ir.vincicompass.com and on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.

By inserting the control number to be provided to you on your proxy card at www.proxyvote.com for registered shareholders and for street shareholders (if your bank, brokerage firm, or other nominee supports www.voteproxy.com and has agreed to provide you with a control number for this purpose), you will have instructions on how to access our proxy materials, and on how to vote via the Internet, mobile device or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.